UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Jason Chang

(Name of Issuer)

Common stock

(Title of Class of Securities)

None

(CUSIP Number)

Jason Chang, 111 Vista Creek Circle, Sacramento, CA 95835

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000000000	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jason Chang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,233,851,662
	8.	SHARED VOTING POWER 241,700
	9.	SOLE DISPOSITIVE POWER 2,233,851,662
	10.	SHARED DISPOSITIVE POWER 241,700

11.	2,	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,234,093,362
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54%
14.		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 000000000	13D	Page 3 of 4 Pages

Sunstock, Inc.

Item 2. Identity and Background.

Jason Chang

111 Vista Creek Circle, Sacramento, CA 95835

CEO, Sunstock, Inc.

United States citizen

Item 3. Source or Amount of Funds or Other Consideration.

Cash, stock for services, stock for debt swap

Item 4. Purpose of Transaction.

Investment

Item 5. Interest in Securities of the Issuer.

2,233,851,662 individually owned

241,700 jointly owned with mother

2,234,093,362 total beneficially owned 54%

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7. Material to Be Filed as Exhibits.

none

CUSIP No. 000000000	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME Sunstock, Inc.

/s/ Jason Chang

CEO

May 4, 2021